

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2010

Lloyd Hoffman
Chief Financial Officer and Senior Vice President
Alpha Pro Tech, Ltd.
60 Centurian Drive, Suite 112
Markham, Ontario LL3R 9R2

      **Re:**    **Alpha Pro Tech, Ltd.**
              **Form 10-K for the fiscal year ended December 31, 2009**
              **File No. 001-15725**

Dear Mr. Hoffman:

      We have completed our limited review of your filing and do not have any further comments at this time.

      You may contact Celia Soehner at (202) 551-3463 with any questions.

              Sincerely,


              Russell Mancuso
              Branch Chief


cc (via facsimile):    J. Michael Savage, Esq. — Maynard, Cooper & Gale, P.C.